UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington. D.C. 20549


                              SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*
                           STERLING WEST BANCORP
            ____________________________________________________
                              (Name of Issuer)
                                COMMON STOCK
____________________________________________________________________________
                       (Title of Class of Securities)
                                  859728107
                     _____________________________________
                                (CUSIP Number)

  Philip V. Oppenheimer 119 West 57th St. New York, NY 10019 (212) 489-7527
  _________________________________________________________________________
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              February 26, 1996
                              _________________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____ .

Check the following box if a fee is being paid with the statement_X_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       2 of 8
                                SCHEDULE 13D

CUSIP NO.  859728107

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      OPPENHEIMER-SPENCE FINANCIAL SERVICES PARTNERSHIP L.P.
            13-3747447

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)___
                                                                  (b)_X_
3     SEC USE ONLY

4     SOURCE OF FUNDS*

                00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                ____
      IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

                         7      SOLE VOTING POWER
      NUMBER OF
       SHARES                         116,397
     BENEFICIALLY        8      SHARED VOTING POWER
       OWNED BY
        EACH                          0
    REPORTING PERSON     9      SOLE DISPOSITIVE POWER

                                      116,397
                        10      SHARED DISPOSITIVE POWER

                                      0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  116,397

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  ____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.8%

14       TYPE OF REPORTING PERSON*
                  PN


       3 of 8
                                SCHEDULE 13D

CUSIP NO.  859728107

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PHILIP V. OPPENHEIMER
                  ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)___
                                                                  (b)_X_
3     SEC USE ONLY

4     SOURCE OF FUNDS*

                00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                ____
      IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

                         7      SOLE VOTING POWER
      NUMBER OF
       SHARES                          0
     BENEFICIALLY        8      SHARED VOTING POWER
       OWNED BY
        EACH                           116,397
    REPORTING PERSON
        WITH             9      SOLE DISPOSITIVE POWER

                                       0
                        10      SHARED DISPOSITIVE POWER

                                       116,397

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   116,397

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  ____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.8%

14       Type of reporting person*
                   IN


       4 of 8
                                SCHEDULE 13D

CUSIP NO.  859728107

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JOHN W. SPENCE III
              ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)___
                                                                  (b)_X_
3     SEC USE ONLY

4     SOURCE OF FUNDS*

                00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                ____
      IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
                         7      SOLE VOTING POWER
      NUMBER OF
       SHARES                         3,706
     BENEFICIALLY        8      SHARED VOTING POWER
       OWNED BY
        EACH                          120,103
    REPORTING PERSON
        WITH             9      SOLE DISPOSITIVE POWER

                                      3,706

                        10      SHARED DISPOSITIVE POWER

                                      120,103

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  120,103

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  ____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7%

14       TYPE OF REPORTING PERSON*
                   IN


       5 of 8

CUSIP No. 859728107

Item 1.         Security and Issuer.
                ____________________

                This statement relates to the Common Stock of Sterling West Bancorp (the "Issuer"). The Issuer's principal executive offices are located at 3287 Wilshire Boulevard Los Angeles, California 90010.


Item 2.         Identity and Background.
                ________________________

(a) The names of the persons filing this statement are Oppenheimer-Spence Financial Services Partnership L.P. a Delaware limited partnership (the "Partnership"), Philip V. Oppenheimer and John W. Spence
III. Philip V. Oppenheimer, John W. Spence III and P. Oppenheimer Administrative Corp., a Delaware corporation, which is controlled by Philip
V. Oppenheimer, are the general partners of the Partnership.

(b)             The principal business address of the Partnership, Philip V.
Oppenheimer and P. Oppenheimer Administrative Corp. is 119 West 57th Street, New York, New York 10019. The principal business address of John W. Spence III is 4712 Clendenin, Nashville, Tennessee 37220.

(c) The principal business of the Partnership is to purchase, sell, trade and invest in securities. The principal business of P. Oppenheimer & Administrative Corp. is the furnishing of administrative support for the limited partnerships for which it is a general partner. The principal business of Philip V. Oppenheimer is to serve as an executive officer of P. Oppenheimer & Associates Inc. and as a general partner of the Partnership. Philip V. Oppenheimer is the sole executive officer, director and shareholder of P. Oppenheimer Administrative Corp. The principal business of John W. Spence III is to serve as a general partner of the Partnership, as the general partner of Spence Limited, L.P., and to publish a monthly news letter covering financial services.

(d) During the last five years, none of the persons or entities listed in the response to Item 2 (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons or entities listed in the response to Item 2 (a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Philip V. Oppenheimer and John W. Spence III are citizens of the United States of America.




       6 of 8

Item 3.         Source and Amount of Funds or Other Consideration.
                ___________________________________________________

                The Partnership used $28,042.29 of its own liquid funds to acquire 11,807 shares of the Issuer's Common Stock between October 17, 1994 and November 8, 1995.

                The Partnership used $3,560.00 of its own liquid funds to acquire 1,000 shares of the Issuer's Common Stock on January 30, 1996.

                The Partnership used $368,780.40 from its margin account at Pershing to acquire the 103,590 shares of the Issuer's Common Stock it acquired on February 26, 1996.

                Spence Limited, L.P. used $8,342.05 from its own liquid funds to acquire 3706 shares of the Issuer's Common Stock on August 25, 1995.

Item 4.         Purpose of the Transaction.
                ___________________________

                The reporting persons have acquired their shares of the Common Stock of the Issuer for the purpose of investment. The reporting persons do not intend to seek control of the Issuer. However, the reporting persons may undertake an evaluation of the way the Issuer is managed, and, based on that evaluation, may enter into discussions with the management of the Issuer or otherwise take action that may influence the affairs of the Issuer. Depending on market conditions and other factors that they may deem material, the reporting persons may purchase additional shares of the Issuer's Common Stock or may dispose of all or a portion of the Issuer's Common Stock they now own or may hereafter acquire

Item 5.         Interest in Securities of the Issuer.
                _____________________________________

(a) The Partnership owns 116,397 shares of the Issuer's Common Stock. Based upon 1,710,429 shares of the Issuer's Common Stock issued and outstanding on September 30, 1995, the Partnership's ownership represents 6.805% of the class. Philip V. Oppenheimer and P. Oppenheimer & Administrative Corp. do not directly own any shares of the Issuer's Common Stock, but have shared power with John W. Spence III to vote and dispose of the shares owned by the Partnership. Spence Limited, L.P., a Tennessee limited partnership for which John W. Spence III is sole general partner, owns 3,706 shares, which represent .2% of the class.

(b) The Partnership has sole voting and dispositive power for the 116,397 shares of the Issuer it currently owns and Philip V. Oppenheimer, John W. Spence III and the P. Oppenheimer Administrative Corp. share voting and dispositive power with respect to shares owned by the Partnership. John W. Spence III has sole power to vote and dispose the 3,706 shares of the Issuer held by Spence Limited, L.P. The Partnership is controlled by Philip V. Oppenheimer and John W. Spence III. Spence Limited, L.P. is controlled solely by John W. Spence III.



       7 of 8


(c) The Partnership used $3,560.00 of its own liquid funds to acquire 1,000 shares of the Issuer's Common Stock on January 30, 1996.

                The Partnership acquired 103,590 shares of the Issuer's Common Stock on February 26, 1996 at a price (excluding commissions) of $3.50 per share. All of such shares were acquired in open-market purchases over-the-counter.

(d)             No person other than the Partnership, acting through Philip
V. Oppenheimer, John W. Spence III, and P. Oppenheimer Administrative Corp. as general partners, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock owned by the Partnership.

                No person other than John W. Spence III has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock owned by Spence Limited, L.P.

(e)             Not applicable.


Item 6.         Contracts, Arrangements, Understandings or Relationships
                ________________________________________________________
                with Respect to Securities of the Issuer.
                _________________________________________

                Although the Partnership and Spence Limited, L.P. have made no agreement regarding their respective shares of the Issuer, because John
W. Spence III is a General Partner in both the Partnership and Spence Limited, L.P., it is likely that any decision by either entity regarding disposition of the shares of the Issuer would be the same.


Item 7.         Material to Be Filed as Exhibits.
                _________________________________

                EXHIBIT 1: Joint filing agreement among Oppenheimer-Spence Financial Services Partnership L.P., Philip V. Oppenheimer, and John W. Spence III.




       8 of 8
                                Signature


                After reasonable inquiry and to the best of my knowledge and belief, the Partnership, Philip V. Oppenheimer, and John W. Spence certify that the information set forth in this statement is true, complete and correct.



                                              OPPENHEIMER-SPENCE FINANCIAL
          March 7, 1996                         SERVICES PARTNERSHIP L.P.
          _____________                                Signature
              Date


                                              /s/ Philip V. Oppenheimer
                                         By:____________________________
                                                  Philip V. Oppenheimer
                                                  General Partner


                                             /s/ John W. Spence III
                                         By: ____________________________
                                                  John W. Spence III
                                                  General Partner



                                                 /s/ Philip V. Oppenheimer
                                                 _________________________
                                                  Philip V. Oppenheimer



                                                   /s/ John W. Spence III
                                                  _______________________
                                                  John W. Spence III